Jazz Technologies, Inc.

March 28, 2007

Securities and Exchange Commission
100 F Street N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	Jazz Technologies, Inc. (the “Company”)
Post-Effective Amendment No. 2 on Form S-3 to Form S-1 Registration
Statement (Registration No. 333-128058), filed with the Securities and Exchange
Commission (the “Commission”) on March 22, 2007

Ladies and Gentlemen,

Pursuant to Rule 477 and Rule 478 promulgated under the Securities Act of 1933, as amended, the Company hereby applies for withdrawal of the Company’s Post-Effective Amendment No. 2 on Form S-3 to Form S-1 Registration Statement (Registration No. 333-128058), filed with the Commission on March 22, 2007 (“Post-Effective Amendment No. 2). The Company will be eligible to use Form S-3 on April 1, 2007 and intends to re-file Post-Effective Amendment No. 2 at that time. No securities have been sold under Post-Effective Amendment No. 2.

Accordingly, we request an order granting the withdrawal of Post-Effective Amendment No. 2 be issued by the Commission as soon as possible. Should you have any questions regarding the foregoing application for withdrawal, please contact Gian-Michele aMarca, Esq. of Cooley Godward Kronish LLP at (415) 693-2000.

Sincerely,

JAZZ TECHNOLOGIES, INC.

By	/s/ Gilbert F. Amelio
Gilbert F. Amelio
Chairman and Chief Executive Officer

cc: Gian-Michele aMarca, Esq.